Exhibit 99.1

Press release 2023-06-21

Updated resolution plan and MREL for SEK

The Swedish National Debt Office has communicated its decision that the authority does not consider there to be grounds for managing SEK through resolution. The decision entails a change to the Debt Office's previous assessment.

Please also refer to: https://www.riksgalden.se/en/press-and-publications/press-releases-and-news/press-releases/2023/debt-office-updates-resolution-plan-and-mrel-for-swedish-export-credit-corporation-sek/

Kontakt	AB Svensk Exportkredit
Jenny Wickman, pressansvarig	Fleminggatan 20, Box 194
jenny.wickman@sek.se Mobil: +46 79 585 94 09	101 23 Stockholm, Sweden